Exhibit 3

FOR IMMEDIATE RELEASE	14 December 2011

WPP PLC (“WPP”)

Cohn & Wolfe has agreed to acquire majority stake in XPR in Southeast Asia

WPP announces that its wholly-owned operating company, Cohn & Wolfe, the global communications and public relations group, has agreed to acquire a majority stake in XPR, one of Singapore’s largest independent public relations and digital communications agencies with offices in Singapore, Malaysia and Indonesia.

Founded in 2009, XPR is a multi-award winning agency offering strategic public relations, digital communications, social and next-generation media services. The agency employs 28 people and clients include Groupon, SingTel, BMW Asia, Salesforce.com and Motorola Mobility.

XPR’s unaudited revenues for the year ended 31 December 2010 were approximately S$1.4 million, with gross assets at the same date of approximately S$600,000.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors and strengthening its capabilities in digital media. WPP’s businesses in the Asia Pacific region generate revenues of over US$4 billion (including associates) and employ approximately 42,000 people. The combined revenue of Singapore, Malaysia and Indonesia is almost US$500 million, with over 5,000 people.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204